November 18, 2019

Mandy Fields
Chief Financial Officer
e.l.f. Beauty, Inc.
570 10th Street
Oakland, CA 94607

       Re: e.l.f. Beauty, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 1-37873

Dear Ms. Fields:

       We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 9A. Controls and procedures, page 49

1. Please amend the filing to clearly disclose the conclusion of your Chief Executive Officer and Chief Financial Officer and whether your disclosure controls and procedures were effective or ineffective as of the end of the period covered by the report. In doing so, please ensure that your certifications reference the Form 10-K/A and are currently dated.
      Refer to Item 307 of Regulation S-X for guidance. Your Transition Report for the three months ended March 31, 2019 and the subsequent Forms 10-Q should be similarly amended.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding
 Mandy Fields
e.l.f. Beauty, Inc.
November 18, 2019
Page 2

comments on the financial statements and related matters.



FirstName LastNameMandy Fields                              Sincerely,
Comapany Namee.l.f. Beauty, Inc.
                                                            Division of
Corporation Finance
November 18, 2019 Page 2                                    Office of Life
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FirstName LastName